                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                    FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934


        For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ______________ to _______________


                        Commission file number 001-14077


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              WILLIAMS-SONOMA, INC.
                         ASSOCIATE STOCK INCENTIVE PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                             San Francisco, CA 94109
                                 (415) 421-7900

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001
AND INDEPENDENT AUDITORS' REPORT

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

TABLE OF CONTENTS

---------------------------------------------------------------------------


                                                                      PAGE
                                                                      ----
INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2001 AND 2000:

  Statements of Net Assets Available for Benefits                       2

  Statements of Changes in Net Assets Available for Benefits            3

  Notes to Financial Statements                                        4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

  Supplemental Schedule of Assets Held for Investment Purposes          8

INDEPENDENT AUDITORS' REPORT

Administrative Committee,
  Williams-Sonoma, Inc.
  Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 7, 2002

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

--------------------------------------------------------------------------------


                                                     2001            2000
                                                  -----------     -----------
ASSETS:

  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc.          $57,177,163     $23,914,741
    Mutual funds:
      Dodge & Cox Balanced Fund                     2,898,788       2,306,596
      Vanguard Federal Money Market Fund              838,932         603,201
    Cash equivalents                                  812,243         220,600
                                                  -----------     -----------

           Total investments                       61,727,126      27,045,138

  Receivables:
    Employee contributions                            436,089         245,219
    Employer contributions                            214,899         160,328

  Dividend and interest income receivable               2,906           5,191
                                                  -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $62,381,020     $27,455,876
                                                  ===========     ===========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                              2001             2000
                                                          -----------     ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                                $29,991,878     $(25,952,062)
    Interest and dividends                                    139,450          139,701
                                                          -----------     ------------

           Total investment income (loss)                  30,131,328      (25,812,361)
                                                          -----------     ------------

  Contributions:
    Employee                                                5,657,919        5,378,461
    Employer                                                3,674,014        3,776,555
                                                          -----------     ------------

           Total contributions                              9,331,933        9,155,016
                                                          -----------     ------------

TOTAL ADDITIONS                                            39,463,261      (16,657,345)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments to participants                          4,538,117        3,391,872
                                                          -----------     ------------

NET INCREASE (DECREASE)                                    34,925,144      (20,049,217)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        27,455,876       47,505,093
                                                          -----------     ------------

  End of year                                             $62,381,020     $ 27,455,876
                                                          ===========     ============


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN

        The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

        GENERAL - The Williams-Sonoma, Inc. Associate Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and contains an arrangement under Section 401(k) of the Internal Revenue Code.

        CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such amounts of income paid into the Plan, thus reducing the participants' taxable income. Under the terms of the Plan, employees who are at least 21 years old may participate 30 days after their date of hire, or in the case of certain "Limited Employees," 30 days after their completion of 1,000 hours of service with the Company within a calendar year. Participants may defer up to 15% of their annual compensation and may defer distributions from the Plan if the participants are still employed with the Company until the participant reaches age 70 1/2. The Company matches 100% of the first 6% of a participant's salary deferral contributions which the participant elects to have invested in the Company's common stock. During 2001 and 2000, federal income tax rules limited the maximum salary deferral contributions by an employee to $10,500.

        PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 2001 and 2000 were as follows:

        - Company Stock Fund - consists solely of Williams-Sonoma, Inc. common stock

        - Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

        -    Vanguard Federal Money Market Fund - a money market mutual fund

        Each participant's account is credited with the participant's contribution, the Company's matching contribution (if applicable), and plan earnings.

        NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

        Significant changes in the fund balance of the short-term investments consisted of interest income of $23,166 and $34,252 in 2001 and 2000, respectively. Transfers from participant-directed investments were $811,542 and $183,914 in 2001 and 2000, respectively.

        VESTING - Participants are immediately 100% vested in their salary deferral contributions and earnings attributable thereto. Vesting in the Company contributions and earnings attributable thereto is based on years of credited service. A participant is 100% vested in his or her Company contributions and earnings attributable thereto after five years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants accounts become fully vested and net assets of the Plan are to be applied to the exclusive benefit of the participants. The Company has no intention at this time to terminate the Plan.

        FORFEITURES - represent unvested Company matching contributions that will be used to offset future Company contributions.

        PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan on account of hardship, death, disability, retirement or at age 59 1/2. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

        PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.      SUMMARY OF ACCOUNTING POLICIES

        BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

        MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        CASH EQUIVALENTS - represent shares in First American Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company's common stock, Money Market and Balanced Funds after each bi-weekly payroll.

        PURCHASES AND SALES - of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        INVESTMENTS - in common stock and mutual funds are stated at fair value which is based on publicly quoted market values.

        The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with the certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

        BENEFITS PAYABLE - As of December 31, 2001 and 2000, the following amounts were due to participants who have withdrawn from participation in the Plan:


                                 2001           2000
                              ----------     ----------
Benefits payable              $   38,127     $  126,568
Deferred benefits payable      3,489,697      1,298,118


        Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

        RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by U.S. Bank. U.S. Bank is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $29,628 and $34,105 in 2001 and 2000, respectively.

3.      INVESTMENTS

        At December 31, 2001 and 2000, investments included the following, which are 5% or more of the total plan assets:


                                                               2001            2000
                                                            -----------     -----------
Williams-Sonoma, Inc. common stock:
  Number of shares                                            2,665,602       2,391,474
  Per share stock price at December 31                      $     21.45     $     10.00
                                                            -----------     -----------

  Total investment                                          $57,177,163     $23,914,741
                                                            ===========     ===========

Dodge & Cox Balanced Fund (44,310 and 33,353 shares,
  respectively)                                             $ 2,898,788     $ 2,306,596


        On April 15, 2002, the Company's Board of Directors declared a two-for-one stock split of the common stock of Williams-Sonoma, Inc. The stock split was effected by issuing one additional share of common stock for each outstanding share of the Company's common stock. The additional shares were distributed on May 9, 2002 to shareholders of record on April 29, 2002. All share and per share amounts presented in these financial statements have been restated to give effect of this stock split.

        During the years ended December 31, 2001 and 2000, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:


                                                           2001             2000
                                                       -----------     ------------
Common stock - Williams-Sonoma, Inc.                   $29,827,989     $(26,170,807)
Mutual funds                                               163,889          218,745
                                                       -----------     ------------

Total appreciation (depreciation) in fair value        $29,991,878     $(25,952,062)
                                                       ===========     ============


4.      INCOME TAX STATUS

        On April 13, 1993, the Internal Revenue Service ("IRS") issued a determination letter that stated the Plan, as amended through March 10, 1992, was qualified and the trust established thereunder tax-exempt. The Administrative Committee believes that the Plan, as amended subsequent to March 10,

        1992, continues to operate in accordance with current law and was tax-exempt as of December 31, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                        NUMBER OF
     SECURITY DESCRIPTION              SHARES/UNITS    FAIR VALUE
     --------------------              ------------    -----------
Williams-Sonoma, Inc. Common Stock       2,665,602     $57,177,163

Dodge & Cox Balanced Fund                   44,310       2,898,788

Vanguard Federal Money Market Fund         838,932         838,932

First American Prime Obligation
  Short-Term Investment Fund*              812,243         812,243
                                                       -----------
Total                                                  $61,727,126
                                                       ===========

-----------
* Represents a party-in-interest transaction.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       WILLIAMS-SONOMA, INC.
                                       ASSOCIATE STOCK INCENTIVE PLAN


                                       By: /s/ SHARON L. MCCOLLAM
                                           --------------------------------
                                       Sharon L. McCollam
                                       Senior Vice President
                                       Chief Financial Officer
                                       Administrative Committee Member

Dated: June 27, 2002

                                  EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------
     23                  Independent Auditors' Consent